Exhibit 12

Earnings to Fixed Charges

	December 31,
	2004	2005	2006	2007	2008
Income before income tax expense	99,761	106,024	85,405	50,923	(41,018)
Equity in losses of equity-method investees	615	42	(1,721)	(1,042)	(448)

Net income before equity in losses of equity- method investees	100,376	106,066	83,684	49,881	(41,466)

Add fixed charges:
Interest expense including amortization of debt issuance costs	30,952	26,548	43,393	58,550	65,026
Estimate of interest within rental expense	5,116	4,208	4,755	4,699	6,885
	36,068	30,756	48,148	63,249	71,911
Adjusted earnings	136,444	136,822	131,832	113,130	30,445

Ratio of earnings to fixed charges (1)	3.8	4.4	2.7	1.8	0.4

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.